Morgan Stanley Dean Witter Spectrum Series
Monthly Report
May 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the five Morgan Stanley Dean Witter Spectrum Funds as of May 31, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Commodity       $  7.74                          4.39%
Spectrum Global Balanced $15.65                          -1.29%
Spectrum Select          $21.19                           1.56%
Spectrum Strategic       $12.28                           10.17%
Spectrum Technical       $14.03                          -0.42%

In general, the performance disparity between the Funds in the Spectrum Series is due to the portfolio structure and trading approaches unique to each fund. Spectrum Strategic, a fund managed by multiple trading advisors who employ fundamental trading methodologies, recorded gains in a wide number of currency, energy and soft commodity markets. Spectrum Commodity, formerly Morgan Stanley Dean Witter Tangible Asset Fund, profited primarily in the energy markets and also in soft commodities. Spectrum Select, a technically-based multi-manager fund, recorded gains primarily in the global interest rate futures markets, particularly European interest rate futures. On the other hand, Spectrum Technical, the other technically-based multi-manager fund, incurred losses due to its way of participating in the global interest rate futures markets, particularly U.S. interest rate futures. Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, incurred losses primarily in global stock index futures, particularly from long Nikkei Index futures positions.

Spectrum Commodity

The Fund increased in value during May due primarily to gains recorded in the energy markets from long natural gas futures positions as prices climbed higher amid supply woes heightened by low storage injection data as reported by the American Gas Association and perceptions that dwindling storage levels could mean a very tight market during the peak demand months this winter. Additional gains were recorded from long positions in crude oil and its related products as oil prices increased amid concerns over tight gasoline supplies ahead of the peak driving summer season and after comments from OPEC ministers who see no need to raise supplies further in June. In the soft commodities markets, gains were recorded from long positions in cotton futures as cotton prices increased on news of hot and dry weather forecasted for key producing areas. A portion of these gains was offset by losses recorded in the livestock markets from long live cattle futures positions as prices declined amid technical based selling. In the metals markets, losses were incurred from long positions in nickel futures as most base metals prices moved lower later in the month.

Spectrum Global Balanced

The Fund decreased in value during May due primarily to losses recorded in the global stock index component of the balanced portfolio from long positions in Nikkei Index futures as the Japanese stock market declined, with former "high-flying" technology stocks pounded by another setback in the U.S. NASDAQ market. In the metals markets, losses were experienced from long positions in nickel and copper futures as most base metals prices moved lower later in the month amid technical based selling. In the currency markets, losses were experienced later in the month from short positions in the euro as the value of Europe's common currency suddenly strengthened relative to the U.S. dollar and the British pound amid renewed expectation of European Central Bank support for the euro and after a decision by the Bank of England to hold interest rates unchanged. Offsetting currency gains were recorded from short positions in the New Zealand dollar as its value weakened to a 15-year low relative to the U.S. dollar due to inflationary pressures in that country. A portion of these losses was offset by gains recorded in the energy markets from long natural gas futures positions as prices climbed higher amid supply woes and perceptions that dwindling storage levels could mean a very tight market during the peak demand months this winter. In the global interest rate component, gains were recorded from short positions in euribor futures as the price of these short-term European interest rate futures moved sharply lower in response to the FOMC's interest rate hike in the U.S.

Spectrum Select

The Fund increased in value during May due primarily to gains recorded in the energy markets from long natural gas futures positions as prices climbed higher amid supply woes and perceptions that dwindling storage levels could mean a very tight market during the peak demand months this winter. In the global interest rate futures markets, gains were recorded from short positions in euribor futures as the price of these short-term European interest rate futures moved sharply lower in response to the FOMC's interest rate hike in the U.S. In the currency markets, gains were recorded from short positions in the New Zealand dollar as its value weakened to a 15-year low relative to the U.S. dollar due to inflationary pressures in that country. A portion of these gains was offset by losses recorded in the metals markets from long positions in nickel and copper futures as most base metals prices moved lower later in the month amid technical based selling. In the agricultural markets, smaller losses were incurred from long corn and soybean futures positions as prices moved lower due to forecasts for heavy rain in the U.S. corn and soy growing regions.

Spectrum Strategic

The Fund increased in value during May due primarily to gains recorded in the energy markets from long natural gas futures positions as prices climbed higher amid supply woes and perceptions that dwindling storage levels could mean a very tight market during the peak demand months this winter. Additional gains were recorded early in the month from long futures positions in crude oil and its related products as oil prices increased amid concerns over tight gasoline supplies ahead of the peak driving summer season and after comments from OPEC ministers who see no need to raise supplies further in June. In the currency markets, profits were recorded later in the month from long positions in the euro as the value of Europe's common currency suddenly strengthened relative to the U.S. dollar amid renewed expectation of European Central Bank support for the euro. In the soft commodities markets, gains were recorded from long positions in cotton futures as cotton prices increased on news of hot and dry weather forecasted for key producing areas. In the global stock index futures markets, gains were recorded early in the month from short positions in S&P 500 Index futures as U.S. stock prices declined as interest rate worries sapped sentiment across the board. Newly established long positions in S&P 500 Index futures were also profitable as U.S. equity prices increased during mid-month after the Federal Reserve pushed up key interest rates to slow the booming economy and keep inflationary pressures in check. A portion of these gains was offset by losses recorded in the global interest rate futures markets from short positions in European interest rate futures as prices increased as the euro strengthened. In the metals markets, losses were experienced from long positions in zinc, aluminum and copper futures as most base metals prices moved lower later in the month amid a technical sell-off.

Spectrum Technical

The Fund recorded small losses during May primarily from trading in the global interest rate futures markets from long positions in long-term U.S. interest rate futures as prices declined early in the month after a report showing the labor market tightened in April all but cemented fears the Federal Reserve will have to raise interest rates more aggressively to snuff out inflationary pressures. Newly established short positions incurred additional losses later in the month as prices moved higher as investors shed stock holdings for the safe haven of bonds. In the currency markets, losses were experienced later in the month from short positions in the euro as the value of Europe's common currency suddenly strengthened relative to the U.S. dollar amid renewed expectation of European Central Bank support for the euro. Offsetting currency gains were recorded early in the month from short positions in the British pound as its value weakened versus the U.S. dollar after a decision by the Bank of England to hold interest rates unchanged. Additionally, gains were recorded in the energy markets from long natural gas futures positions as prices climbed higher amid supply woes and perceptions that dwindling storage levels could mean a very tight market during the peak demand months this winter. In the global stock index futures markets, gains were recorded from short positions in Nikkei Index futures as the Japanese stock market declined, with former "high-flying" technology stocks pounded by another setback in the U.S. NASDAQ Index. In soft commodities, profits were recorded from long sugar futures positions as prices moved higher on reports of lower plantings and speculation that the world's surplus could shrink.

Commencing in June 2000, the General Partner began to transfer the clearing commodity broker and the foreign currency forward counterparty for each Spectrum Series partnership to Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited, both affiliates of the General Partner. This transfer is fully described in the prospectus supplement dated June 22, 2000.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Funds                         Year                Return
Spectrum Commodity

                         1998                -34.3%
                         1998 15.8%
                         2000 (5 months)                 1.7%

                    Inception-to-Date Return:                  -22.6%
                    Annualized Return:                         -10.1%

___________________________________________________________________________
__________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.8%
                         2000 (5 months)                -2.9%

                    Inception-to-Date Return:          56.5%
                    Annualized Return:                            8.4%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (5 months)                 -3.7%

                    Inception-to-Date Return:               111.9%
                    Annualized Return                 8.9%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (5 months)               -22.5%

                    Inception-to-Date Return:                 22.8%
                    Annualized Return:               3.7%
___________________________________________________________________________
__________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (5 months)                 -5.9%

                    Inception-to-Date Return:                40.3%
                    Annualized Return:               6.3%


Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended May 31, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Global
Balanced  _    Spectrum Select
                                Percent of                  Percent of
Percent of
                                May 1, 2000            May 1, 2000
May 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                    534,280       2.54       (1,055,141)       (1.89)
(430,938)                        (0.21)
  Net change in unrealized    423,597       2.01          326,878         0.59
4,493,809                         2.22

  Total Trading Results       957,877       4.55         (728,263)       (1.30)
(4,062,871)                       2.01
Interest Income (DWR)          91,459       0.43          277,288         0.50
831,913        0.41

  Total Revenues            1,049,336       4.98         (450,975)       (0.80)
4,894,784        2.42

EXPENSES
Brokerage fees (DWR)           80,668       0.38          214,132         0.38
1,224,462        0.61
Management fees                43,841       0.21           58,189         0.11
506,674        0.25
Incentive fees                   -           -                    -
-                                        -             - .

  Total Expenses              124,509       0.59          272,321         0.49
1,731,136        0.86

NET INCOME (LOSS)             924,827       4.39         (723,296)       (1.29)
3,163,648        1.56

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Global
Balanced               Spectrum Select          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
$                              $
Net Asset Value,
 May 1, 2000         2,838,025.363  21,043,686    7.42   3,522,187.765
55,860,894   15.86   9,715,583.896  202,669,480  20.86
Net Income (Loss)           -          924,827    0.32          -
(723,296)  (0.21)          -        3,163,648   0.33
Redemptions            (30,776.908)   (238,213)   7.74     (36,789.030)
(575,748)  15.65    (214,507.890)  (4,545,422) 21.19
Subscriptions           25,991.214     201,172    7.74      57,733.822
903,534   15.65     113,860.043    2,412,695  21.19

Net Asset Value,
  May 31, 2000       2,833,239.669  21,931,472    7.74   3,543,132.557
55,465,384   15.65   9,614,936.049  203,700,401  21.19

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended May 31, 2000
(Unaudited)
                              Morgan Stanley Dean Witter      Morgan Stanley
Dean Witter
                                                       Spectrum Strategic
Spectrum Technical                  .
                                 Percent of                      Percent of
                                 May 1, 2000                     May 1, 2000
                            Amount         Net Asset Value       Amount
Net Asset Value
                               $                 %                  $
%
REVENUES
Trading profit (loss):
  Realized                    1,452,771       1.83             (5,830,694)
(2.32)
  Net change in unrealized    7,102,847       8.97              6,121,998
2.44

  Total Trading Results       8,555,618      10.80                291,304
0.12
Interest Income (DWR)           353,995       0.45                997,311
0.40

  Total Revenues              8,909,613      11.25              1,288,615
0.52

EXPENSES
Brokerage fees (DWR)            361,756       0.46              1,516,710
0.61
Management fees                 182,035       0.23                    836,806
0.33
Incentive fees                  316,728       0.39                  -
-

  Total Expenses                860,519       1.08              2,353,516
0.94

NET INCOME (LOSS)             8,049,094      10.17             (1,064,901)
(0.42)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 2000
(Unaudited)
                           Morgan Stanley Dean Witter                 Morgan
Stanley Dean Witter
                           Spectrum Strategic                     Spectrum
Technical              .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 May 1, 2000           7,103,527.758  79,184,311    11.15      17,818,070.623
251,041,663                    14.09
Net Income (Loss)             -        8,049,094     1.13                -
(1,064,901)                    (0.06)
Redemptions             (114,097.425) (1,401,116)   12.28        (307,563.383)
(4,315,114)                    14.03
Subscriptions            164,929.056   2,025,329    12.28         213,889.962
3,000,876                      14.03
Net Asset Value,
  May 31, 2000         7,154,359.389  87,857,618   12.28       17,724,397.202
248,662,524                    14.03

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity," formerly Morgan Stanley Tangible Asset Fund L.P.), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts, physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. The commodity brokers for Spectrum Commodity are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSDWC") is the trading advisor to Spectrum Commodity. Demeter, DWR, MS& Co., MSDWC and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) of Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. MS & Co. credits Spectrum Commodity at each month-end with interest income on 80% of the Partnership's average daily Net Assets for the month. The interest rates used are equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Brokerage and Related Transaction Fees and Costs - The brokerage fee for Spectrum Commodity is accrued at a flat monthly rate of 1/12 of 3.65% (a 3.65% annual rate) of Net
Assets as of the first day of each month.

The brokerage fee for Spectrum Global Balanced is accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of Net
Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such fees currently cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Service Fee - Spectrum Commodity pays Demeter a monthly service fee equal to 1/12 of 1% (a 1% annual rate) of Net Assets as of the first day of each month.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Spectrum Commodity pays brokerage fees to the Commodity Brokers and a service fee to Demeter, Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical each pay brokerage fees to DWR, as described in Note 1. Spectrum Commodity's cash is on deposit with MS & Co. and MSIL and Spectrum Global Balanced's, Spectrum Select's, Spectrum Strategic's and Spectrum Technical's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR and MS & Co. pay interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management, Inc.

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")


Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).


The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of Net Assets allocated to Blenheim on the first day of each month, and 1/12 of 3% of Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% of Net Assets on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 20% of the trading profits as of the end of each calendar year.

Spectrum Global Balanced, Spectrum Select and Spectrum
Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnership's represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.